FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 19, 2005

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.

(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Items

  Translation of an Official Letter to the Chilean Securities and Exchange Commission's dated April 15, 2005, regarding the modification of the Board of Directors.

Item 1.

Official letter to the Chilean Security Exchange Commission's regarding Renewal of the Board of Directors, designation of Chairman and Deputy Chairman of Compañía de Telecomunicaciones de Chile S.A.

On April 14, 2005, the General Shareholder's meeting renewed the totality of the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. with the following persons:
Directors	Alternate Directors
Serie A
Bruno Philippi	Jose María Alvarez-Pallete
Narcis Serra Serra	Juan Carlos Ros
Andrés Concha	Luis Cid
Fernando Bustamante	Guillermo Ansaldo
Patricio Rojas	Benjamín Holmes
Hernán Cheyre	Carlos Díaz

Serie B
Marco Colodro	Alfonso Ferrari

The Board, in an extraordinary session celebrated after the shareholder's meeting, designated as Chairman, Mr. Bruno Philippi and as Deputy Chairman, Mr. Narcis Serra Serra.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2005

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:/s Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer